Rentokil Initial

Group Secretariat
Rentokil Initial plc
Belgrave House
76 Buckingham Palace Road
London SW1W 9RF

Telephone +44 (0)20 7866 3021
Fax +44 (0)20 7866 3803

RECEIVED

2007 AUG -7 A 10: 25

[redacted]

07025800

FILE NO: 82-34878

1 August 2007

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549
USA

SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Directorate Change
6. Releases to the London Stock Exchange.	6. 6.1 Disposal – Electronic Security 6.2 Acquisition x 2 6.3 Holdings in Company x2 6.4 Total Voting Rights

PROCESSED
AUG 13 2007
THOMSON
FINANCIAL

Registered in England No. 5393279
Registered Office: as above.

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-44207-8663021.

Yours faithfully

Paul Griffiths
Company Secretary

Rentokil Initial

Rentokil Initial PLC - Directorate Change

Rentokil Initial PLC
19 July 2007

19 July 2007

BOARD CHANGE

Rentokil Initial plc, announces that:

- Peter Long, the senior independent director, is relinquishing his additional role as chairman of Rentokil Initial Pension Trustee Limited, due to added responsibilities as chief executive designate of TUI Travel plc. He will however continue as the senior independent director of Rentokil Initial plc.

- Ian Harley, an independent non-executive director and chairman of the audit committee, will become chairman of Rentokil Initial Pension Trustee Limited. Ian was due to retire in May next year, but in order to ensure independence in his new role with the pension company he has decided to step down as a non-executive director of the company on 18 July 2007, when the pension fund trustee changes take effect.

- Duncan Tatton-Brown, an independent non-executive director and group finance director of Kingfisher plc, will succeed Ian Harley as chairman of the company audit committee.

Chairman, Brian McGowan said that

'We are pleased that Ian Harley has decided to focus upon the pension trustee role for the long term and have a continuing role with the group, as he was due to have stepped down from the company board at the next AGM.

'I have greatly valued and will miss Ian's contribution and support on the company board and as chairman of the audit committee. He was particularly helpful during a period of intense difficulty for Rentokil Initial leading up to the appointment of Doug Flynn and subsequently when a significant re-alignment in the portfolio and a re-invigoration of the organisation has been undertaken.'

For further information, please contact

Rentokil Initial plc
Malcolm Padley, Corporate Communications - 020 7866 3027/ 07788 978 199

Brunswick Group
Teresa Bianchi - 020 7404 5959 / 07834 502 477

Notes for Editors

1. Ian Harley joined the board in 1999 and had intended to step down at the AGM in 2008 when he would have served on the board for nine years.

2. Peter Long joined the board in 2002 and is chief executive of First Choice Holidays plc, which has agreed a merger with the tourism division of TUI AG to create TUI Travel plc, of which Mr Long will become chief executive.

Rentokil Initial

Rentokil Initial PLC - Disposal

RNS Number:4824Z

Rentokil Initial PLC

02 July 2007

2 July 2007

Sale of Initial Electronic Security Group

Further to the announcement on 30 March 2007 of the proposed sale of its electronic security businesses to United Technologies Corporation for #595 million, Rentokil Initial plc announces that various conditions of the transaction, including employee works council approvals and European Commission clearance, have now been met and that therefore the sale of the UK business, Initial Fire & Security, the Netherlands business, Initial Varel Security and the USA business, Initial Electronics, has today been completed. The sale of these businesses represents approximately 85% of the total offer value for Initial Electronic Security Group. The proceeds were received in cash.

The sale of the French business, Initial Delta Securite, remains conditional

parcels delivery and facilities services.

For further information, please contact

Rentokil Initial plc

Malcolm Padley, Corporate Communications - 020 7866 3027/ 07788 978 199

Lisa Williams, Investor Relations - 020 7866 3028/07980 895 419

Brunswick Group

Kate Holgate - 020 7404 5959/07974 982402

Tom Williams - 020 7404 5959/07834 502 361

END

DISUUUAPMUPMGQP

6.2

Rentokil Initial

Rentokil Initial PLC - Acquisition

Rentokil Initial PLC
17 July 2007

17 July, 2007

Rentokil Initial acquires Lancaster Office Cleaning Company

Rentokil Initial plc (LSE: RTO) today announces that it has completed the acquisition of the entire issued share capital of Lancaster Office Cleaning Company Ltd ('Lancaster') for a total consideration of £19.0m.

Lancaster is a leading provider of high quality cleaning and support services to the Greater London area, with a particular focus on the City, where it counts numerous blue chip companies among its client base. The company has an experienced management team and has grown revenue strongly. Turnover for the year ended 31 July 2006 was £45 million, up 14.5% year on year.

Lancaster, which employed an average of 3,600 people during 2006, is an excellent operational fit with the existing cleaning services provided by Initial Facilities Services. The acquisition strengthens Initial's position in the City, while providing opportunities for cross selling of other services such as washrooms, pest control and office plants, particularly into clients within the financial services sector.

In 2006, Initial Facilities Services saw revenues increase by 10.6% to £519 million, of which 63% was related to cleaning services.

Peter Lloyd, Divisional Managing Director of Initial Facilities Services said: 'The strength of the Lancaster brand, its strong presence in the London metropolitan area, its blue chip customer base and the company's proven and experienced management team all combine to make this an excellent acquisition. Lancaster is an ideal fit with our existing business.'

Ends

Lancaster Office Cleaning Company Ltd

The company was established in 1976 by the Lancaster brothers. It is the most prominent provider of cleaning and support services to blue chip clients within the City and Canary Wharf. Post acquisition, Lancaster will continue to operate under its own brand name and under the direction of Ray Lancaster and the current senior management team.

Rentokil Initial

Rentokil Initial is one of the largest business services companies in the world, operating in all the major economies of Europe, North America, Asia Pacific and Africa. The company provides a range of support services in over 40 countries where the 'Rentokil' and 'Initial' brands represent innovation, deep expertise and consistent quality of service. Services include textiles and washroom services, pest control, office plants and artwork, express parcel delivery, IT hygiene and facilities services.

For further information, please contact

Rentokil Initial plc
Malcolm Padley, Corporate Communications - 020 7866 3027/ 07788 978 199

Brunswick Group
Teresa Bianchi - 020 7404 5959 / 07834502477

6.2

Rentokil Initial

Rentokil Initial PLC - Acquisition

Rentokil Initial PLC
30 July 2007

30 July 2007

Rentokil Initial to acquire major regional US pest control company

Rentokil Initial plc (LSE: RTO) announces that it has entered into an agreement for the acquisition of the business and assets of Presto-X-Company from its private owners for an initial cash consideration of US$38 million (£19 million) plus further cash consideration of up to $7 million (£3.5 million) based on the actual results for the year to 31 December 2007. Presto-X is a significant regional pest control company based in Omaha, Nebraska, USA, focused predominantly on commercial customers. Its turnover for the 12 months to 31 December 2006 was US$29 million.

Presto-X has 300 employees and operates from 21 branches within the central states of the USA including Denver, Dallas, Memphis, St Louis, Kansas City, Chicago and Oklahoma City. It is an excellent operational fit with Rentokil's existing North American operations, which operate from 56 branches, primarily across the eastern US states. Both organisations are shareholders in Copesan, an alliance of companies created to provide pest management solutions to customers with locations across North America.

Doug Flynn, Chief Executive of Rentokil Initial, said:

'Today's announcement is fully in line with our strategy in North America of acquiring quality regional companies which expand our footprint, build density in core regions and improve returns in this growing market. This follows the successful acquisition and integration of JC Ehrlich, America's fourth largest pest control company, in 2006. Our business in North America continues to strengthen its position in the world's largest pest control market.'

Ends

Notes to Editors

Rentokil Initial is one of the largest business services companies in the world, operating in all the major economies of Europe, North America, Asia Pacific and Africa. The company provides a wide range of support services in over 40 countries where the 'Rentokil' and 'Initial' brands represent innovation, deep expertise and consistent quality of service. Services include textiles and washroom services, pest control, office plants and artwork, parcels delivery and facilities services.

Rentokil operates pest control services in 38 countries, covering every major economic centre around the world. In 2006, Rentokil Pest Control revenues were £280 million, up 33.7%, of which the USA accounted for 28%.

Presto-X management has been at the forefront of the pest control industry in the USA. Co-owner Ward Combs was previously President of the National Pest Management Association, while Co-owner Jerry Keown was long-time Chairman of the Government Affairs Committee of NPMA and was recently honoured for his service in that capacity.

For further information, please contact

Rentokil Initial plc

Malcolm Padley, Corporate Communications - 020 7866 3027/ 07788 978 199

Lisa Williams, Investor Relations - 020 7866 3028/07980 895 419

Brunswick Group

Kate Holgate - 020 7404 5959/07974 982402

Tom Williams - 020 7404 5959/07834 502 361

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

RNS Number:6709Z

Rentokil Initial PLC

04 July 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: No

An event changing the breakdown of voting rights: No

Other (please specify) : No

3. Full name of person(s) subject to the notification obligation (iii):

UBS GLOBAL ASSET MANAGEMENT - TRADITIONAL

4. Full name of shareholder(s) (if different from 3.) (iv):

UBS AG

UBS Global Asset Management (Americas) Inc.

USB Global Asset Management (Australia) Ltd.

UBS Global Asset Management (Canada) Co.

UBS Global Asset Management (Deutschland) GmbH

UBS Global Asset Management (France) SA

UBS Global Asset Management (Hong Kong) Ltd

UBS Global Asset Management (Japan) Ltd

UBS Global Asset Management Life Limited

UBS Global Asset Management (Singapore) Ltd

UBS Global Asset Management Trust Company

UBS Global Asset Management (UK) Limited

5. Date of the transaction (and date on which the threshold is crossed or

reached if different) (v):

29 June 2007

6. Date on which issuer notified:

3 July 2007

7. Threshold(s) that is/are crossed or reached:

Non-notifiable (below 5% threshold)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using Situation previous to the Triggering

the ISIN CODE transaction (vi)

Ord 1p Number of Number of voting Rights

shares (viii)

GB00B082RF11

108,351,972 108,351,972

Resulting situation after the triggering transaction (vii)

Class/type of shares if Number of Number of voting % of voting

possible using the ISIN CODE shares rights (ix) rights

Ord 1p Direct Direct Indirect Direct Indirect

(x) (xi)

GB00B082RF11 Non-notifiable - - - -

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of Expiration Exercise/ Number of voting rights that may % of

financial Date Conversion be acquired if the instrument is voting

instrument (xiii) Period/ Date exercised/ converted. rights

(xiv)

\- - - - -

Total (A+B)

Number of voting rights % of voting rights

Non-notifiable -

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

N/a

Proxy Voting:

10. Name of the proxy holder:

UBS Global Asset Management on behalf of a number of asset management clients

11. Number of voting rights proxy holder will cease to hold: N/a

12. Date on which proxy holder will cease to hold voting rights: N/a

13. Additional information: -

14. Contact name:

Paul Griffiths

Company Secretary

15. Contact telephone number:

020 7866 3021

Annex to Notification of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities): N/a

Contact address (registered office for legal entities): N/a

Phone number: N/a

Other useful information (at least legal representative for legal persons):

N/a

B: Identity of the notifier, if applicable (xvii)

Full name: N/a

Contact address: N/a

Phone number: N/a

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation): N/a

C: Additional information:

UBS AG Contact- Susanne Steyn, Director

Tel: 020 7568 4981

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the

natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

HOLUSUVRBBRBRAR

3

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

RNS Number:0855B

Rentokil Initial PLC

30 July 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: No

An event changing the breakdown of voting rights: No

Other (please specify) : No

3. Full name of person(s) subject to the notification obligation (iii):

BT Pension Scheme Trustees Limited as trustee of the BT Pension Scheme and

Hermes Pensions Management Limited

4. Full name of shareholder(s) (if different from 3.) (iv):

Hermes Focus Asset Management Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

26 July 2007

6. Date on which issuer notified:

27 July 2007

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using Situation previous to the Triggering

the ISIN CODE transaction (vi)

Number of Number of voting Rights

shares (viii)

GB00B082RF11

Ord 1p 90,355,435 90,355,435

Resulting situation after the triggering transaction (vii)

Class/type of shares Number of Number of voting rights % of voting

if possible using the shares (ix) rights

ISIN CODE

Direct Direct (x) Indirect(xi) Direct Indirect

Ord 1p

2,507,665 2,507,665 88,569,420 0.138% 4.881%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of Expiration Exercise/ Number of voting rights that may % of

financial Date Conversion be acquired if the instrument is voting

instrument (xiii) Period/ Date exercised/ converted. rights

(xiv)

Total (A+B)

Number of voting rights % of voting rights

91,077,085 5.019%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

BT Pension Scheme Trustees Limited is the parent undertaking of Britel Fund Trustees Limited, which is the parent undertaking of Hermes Pensions Management Limited. Hermes Pensions Management Limited is the parent undertaking of:

1.Hermes Equity Ownership Services Limited (voting rights held in this issuer: (0.204%)

2.Hermes Investment Management Limited (voting rights held in this issuer:(0.659%)

3.Hermes Focus Asset Management Limited (voting rights held in this issuer:(4.156%)

4.Hermes Assured Limited (included with number 2)

Please see Section 13 for further information.

Proxy Voting:

10. Name of the proxy holder:

See comment in Section 13.

11. Number of voting rights proxy holder will cease to hold:

See comment in Section 13.

12. Date on which proxy holder will cease to hold voting rights:

See comment in Section 13.

13. Additional information:

Hermes Equity Ownership Services Limited hold the voting rights under a standing proxy contained in services agreements for the provision of corporate governance services to various underlying clients.

Hermes Investment Management Limited hold the voting rights under a standing proxy contained in investment management agreements with various underlying clients which includes all the shares owned directly by BT Pension Scheme and Hermes Assured Limited.

Hermes Focus Asset Management Limited hold the voting rights as General Partner under a standing proxy contained in limited partnership agreements with various limited partnerships.

All voting rights held on behalf of the above entities are aggregated for the purposes of DTR 5.2.1(a). The aggregation is made at the lower threshold of 3% and above because Hermes Equity Ownership Services Limited does not manage investments for the purposes of the investment manager exemption contained in DTR 5.1.5.

This disclosure is made by BT Pension Scheme Trustees Limited, which is the

ultimate parent undertaking for the purposes of DTR 5.2.1(e).

14. Contact name:

Paul Griffiths

15. Contact telephone number:

020 7866 3021

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

BT Pension Scheme Trusts Limited as trustee of the BT Pension Scheme and Hermes Pension Management Limited

Contact address (registered office for legal entities):

Lloyds Chambers, 1 Portsoken Street, London, E1 8HZ

Phone number: 020 7702 0888

Other useful information (at least legal representative for legal persons):

BT Pension Scheme Trustees Limited is the parent undertaking of the group of companies subject to the notification obligation of indirect holders of voting rights for the purpose of DTR 5.2.1(a) and 5.2.1(e).

B: Identity of the notifier, if applicable (xvii)

Full name: Hermes Investment Management Limited as agent for BT Pensions Scheme Trustees

Limited

Contact address:

Lloyds Chambers, 1 Portsoken Street, London, E1 8HZ

Phone number: 0207 680 2125 / 0207 680 2177

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

Hermes Investment Management Limited acts as investment manager and agent on behalf of BT Pension Scheme Trustees Limited.

Additional information:

Please contact Margaret Moss or Valerie Davidson at Hermes Investment Management for further information.

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given

his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement. The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the

new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

HOLURVRRBSRBOAR

6.4

Rentokil Initial

Rentokil Initial PLC - Total Voting Rights

RNS Number:1732B

Rentokil Initial PLC

31 July 2007

Rentokil Initial plc

TOTAL VOTING RIGHTS AND CAPITAL

In accordance with the Transparency Directive's Transitional Provision 6, Rentokil Initial plc hereby notifies the market of the following:

Rentokil Initial plc's issued capital consists of 1,814,727,763 ordinary shares with voting rights at 31 July 2007. Each share has equal voting rights and there are no shares held in Treasury.

Therefore, the total number of voting rights in Rentokil Initial plc is 1,814,727,763.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their

interest in, or a change to their interest in, Rentokil Initial plc under the FSA's Disclosure and Transparency Rules.

Paul Griffiths

Secretary

31 July 2007

END

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END